# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KEWAUNEE SCIENTIFIC CORP /DE/, CIK 0000055529
CUSIP: 492854104
Title of class of securities: Common Stock, $2.50 par value
Address of issuer's principal executive offices: 2700 W FRONT ST, STATESVILLE, North Carolina (NC), 28677
Date of event which requires filing of this statement: 02/03/2025
Amends the filing with accession number 0001104659-19-057484
Filed by CIK 0001434993
Persons authorized to receive notices and communications: Anita G. Zucker, c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina (SC), 29405, 843-744-5174; Robert Johnston, The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina (SC), 29405, 843-744-5174; Christopher J. Hubbert, Esq., Kohrman Jackson & Krantz LLP, 1375 E. Ninth Street, 29th Floor, Cleveland, Ohio (OH), 44114, 216-696-8700

## Reporting persons
- Zucker Anita G (CIK 0001434993): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 193,876; shared voting power 0; sole dispositive power 193,876; shared dispositive power 0; aggregate amount beneficially owned 193,876 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $2.50 par value
Name of issuer: KEWAUNEE SCIENTIFIC CORP /DE/
Address of issuer's principal executive offices: 2700 W FRONT ST, STATESVILLE, North Carolina (NC), 28677
Comment: This Amendment No. 2 to Schedule 13D relates to the common stock, $2.50 par value (the "Shares"), of Kewaunee Scientific Corporation ("Kewaunee") owned by Anita G. Zucker as the Trustee of The Article 6 Marital Trust under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the "Trust"). This amendment supplements Mrs. Zucker's initial Schedule 13D filed on October 30, 2019, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Trust owns 193,876 Shares, or 6.8% of Kewaunee's outstanding Shares based on 2,871,808 Shares outstanding as reported in Kewaunee's October 31, 2024 Quarterly Report on Form 10-Q. Mrs. Zucker, as trustee of the Trust, has sole voting, investment and dispositive power with respect to the Trust's Shares.

The Trust sold the 40,822 Shares listed in the table below in open market transactions through its broker. Neither Mrs. Zucker nor the Trust has effected any other transactions in the Shares of Kewaunee during the past sixty days.
Number of shares as to which each person has sole or shared power to vote or dispose:
Date Shares Sold Price Per Share
12/13/24 5,000 $51.7595
12/13/24 5,000 $52.4937
12/18/24 2,781 $55.9447
12/26/24 2,219 $55.8748
12/26/24 5,000 $56.9177
12/26/24 2,000 $58.5642
1/7/25 9,000 $62.3544
1/22/25 2,660 $62.9172
1/23/25 2,958 $62.3052
1/24/25 1,182 $62.0511
1/30/24 600 $62.1466
2/3/25 215 $63.9600
2/3/25 100 $62.5600
2/3/25 181 $62.4900
2/3/25 250 $62.5200
2/3/25 100 $62.4550
2/3/25 300 $62.3200
2/3/25 100 $62.1250
2/3/25 100 $62.1300
2/3/25 200 $62.2800
2/3/25 100 $62.2400
2/3/25 7 $62.1700
2/3/25 31 $62.1500
2/3/25 300 $62.0400
2/3/25 438 $62.0200

## Signatures
- Zucker Anita G: Anita G. Zucker, Anita G. Zucker, as Trustee for The Article 6 Marital Trust (02/05/2025)